UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)
Information Required in Proxy Statement

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Company   [X]
Filed by a Party other than the Company   ☐

Check the appropriate box:

     Preliminary Proxy Statement
X   Definitive Proxy Statement
☐   Confidential for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to 14a-11(c) or Rule 14a-12

AXION POWER INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check appropriate box):
[X]   No fee required

☐   Fee computed on table below per Exchange Act Rules 14c-6(i)(1) and 0-11.
     (1)   Title of each class of securities to which transaction applies:_____
     (2)   Aggregate number of securities to which transaction applies:_____
     (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
            (set forth the amount on which the filing fee is calculated and state how it was determined:_____
     (4)   Proposed maximum aggregate value of transaction:_____
     (5)   Total fee paid:_____

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifying the
     filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement
     number, or the Form or Schedule and the date of its filing.
     (1)   Amount previously paid:_____
     (2)   Form, Schedule or Registration Statement No.:_____
     (3)   Filing Party:_____
     (4)   Date Filed:_____

AXION POWER INTERNATIONAL, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 9, 2006

Notice is hereby given that the Annual Meeting of the Stockholders of Axion Power International, Inc. (the "company") will be held at 10:00 a.m. E.D.T. on Friday, June 9, 2006, at Regional Learning Conference Center at Cranberry Woods, 850 Cranberry Woods Drive, Pittsburgh, Pennsylvania 16066 for the following purposes:

1. To elect three members to serve on our board of directors;

2. To ratify the selection of Freed, Maxick & Battaglia, CPAs, PC as our independent registered public accounting firm for the current year; and

3. To consider and act upon such other business as may properly be presented to the meeting.

Upon conclusion of the meeting, we will host a stockholder luncheon and tour at our newly acquired battery manufacturing plant in New Castle, Pennsylvania. Since our plant is approximately 60 miles from the meeting location, we will provide round-trip bus transportation from Pittsburgh to New Castle. We anticipate a departure time of approximately 11:30 a.m. and a return at approximately 4:00 p.m. Stockholders who want to reserve space should contact Katya Sergejeva at (905) 264-1991.

Adjournments or Postponements

Any action on the items of business described above may be considered at the time and on the date specified above or at any other time and date to which the annual meeting may be properly adjourned or postponed.

Stockholder List

A list of stockholders entitled to vote will be available at the meeting and during ordinary business hours for ten days prior to the meeting at our corporate offices, 100 Caster Avenue, Woodbridge, Ontario, Canada L4L 5Y9, for examination by any stockholder for any legally valid purpose related to the meeting.

Admission to the Meeting

Stockholders who owned shares of our common stock at the close of business on April 21, 2006 or their authorized representatives are entitled to attend the meeting. If your shares are held through an intermediary such as a broker or a bank, you should present proof of your ownership as of the record date, such as a recent account statement reflecting your holdings as of April 21, 2006, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership.

We encourage you to take an active role in the affairs of your company by either attending the meeting in person or by executing and returning the enclosed proxy card.

Woodbridge, Ontario, Canada   **BY ORDER OF THE**
April 28, 2006   **BOARD OF DIRECTORS,**

John L. Petersen, chairman

AXION POWER INTERNATIONAL, INC.

PROXY STATEMENT FOR THE
2006 ANNUAL MEETING OF STOCKHOLDERS
JUNE 9, 2006

Proxy Solicitation and Voting Information

The enclosed proxy is solicited by the Board of Directors of Axion Power International, Inc., a Delaware corporation, (the "company," "we," "our" or "us") for use in voting at the 2006 Annual Meeting of Stockholders to be held at 10:00 a.m. E.D.T. on Friday, June 9, 2006, at Regional Learning Conference Center at Cranberry Woods, 850 Cranberry Woods Drive, Pittsburgh, Pennsylvania 16066 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This Proxy Statement and the proxy card are being mailed to stockholders on or about May 2, 2006.

The company is paying the costs of solicitation, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the company without additional compensation. The company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the company's stockholders.

YOUR VOTE IS IMPORTANT. PLEASE VOTE AS SOON AS POSSIBLE BY COMPLETING, SIGNING AND DATING THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE WE HAVE ENCLOSED FOR YOUR CONVENIENCE. PLEASE READ THE INSTRUCTIONS ON THE PROXY CARD REGARDING YOUR VOTING OPTIONS.

Who May Vote?

If you were a stockholder on the records of the company at the close of business on April 21, 2006, you may vote at the meeting. On that day, there were 19,048,998 shares of voting common stock and 140,000 shares of voting preferred stock outstanding.

Holders of common stock are entitled to cast one vote for each common share held by them on the record date. Holders of preferred stock will vote on an "as if converted basis," which means that holders of preferred stock are entitled to cast 5.83 votes for each share held by them on the record date.

If your shares are held through an intermediary such as a broker or a bank, you will not be entitled to vote at the meeting unless you present a proxy signed by the intermediary that entitles you to vote in person. To simplify the voting process, the board of directors asks all stockholders who hold shares through intermediaries to complete the proxy card and vote through the intermediary, even if they intend to attend the meeting in person.

How Many Votes Do I Have?

Each share of common stock is entitled to one vote. Each share of preferred stock is entitled to vote on an "as if converted basis," which means that each share of preferred stock is entitled to 5.83 votes. Our Certificate of Incorporation and By-Laws do not provide for cumulative voting. The board requests your proxy to insure that your shares will count toward a quorum and be voted at the meeting.

How May I Vote?

In order to vote, you must either designate a proxy to vote on your behalf or attend the meeting and vote your shares in person. Stockholders who hold shares through intermediaries should complete, sign, date and return their proxy cards in the postage-paid envelope provided.

How Will The Board Vote My Proxy?

A properly executed proxy received by the Secretary prior to the meeting, and not revoked, will be voted as directed by the stockholder. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be voted as recommended by the board. If you provide no specific direction, your shares will be voted FOR the election of the Directors nominated by the board and FOR the ratification of the selection of Freed, Maxick & Battaglia CPAs, PC as our independent accountant. If any other matter should be presented at the Annual Meeting upon which a vote may properly be taken, the shares represented by the proxy will be voted in accordance with the judgment of the holders of the proxy.

How Can I Revoke My Proxy?

If you hold our shares in registered form, you may change your mind and revoke your proxy at any time before it is voted at the meeting by:

- Sending a written revocation of your proxy to the Secretary of the company, which must be received by the company before the Annual Meeting commences;

- Transmitting a proxy by mail at a later date than your prior proxy, which must be received by the company before the Annual Meeting commences; or

- Attending the Annual Meeting and voting in person or by proxy.

If you hold our shares through a broker or other intermediary, you will need to contact your intermediary if you wish to revoke your proxy.

Voting Shares Held by Brokers, Banks and Other Nominees

If you hold our shares in a broker, bank or other nominee account, you are a "beneficial owner" of shares that are registered in "street name." In order to vote your shares, you must give voting instructions to the bank, broker or other intermediary that serves as the "nominee holder" of your shares. We ask brokers, banks and other nominee holders to obtain voting instructions from the beneficial owners of our shares. Proxies that are transmitted by nominee holders on behalf of beneficial owners will count toward a quorum and will be voted as instructed by the nominee holder. If a beneficial owner fails to instruct a broker or other nominee, his shares will not be voted on any matter other than the election of directors. The shares will, however, be voted by brokers and other nominee holders for the election of the directors nominated by the board.

How Does Class Voting For Directors Work?

Holders of common stock, voting separately as a class, are entitled to elect all three members of our board of directors. Holders of preferred stock are not entitled to vote with respect to the election of directors at this year's meeting. With respect to all other matters submitted for consideration at the meeting, the holders of common stock and preferred stock will vote collectively as a single class.

Required Quorum

Our By-Laws specify that the holders of a majority of our outstanding shares entitled to vote will constitute a quorum for purposes of the meeting. This provision will require the holders of at least 9,524,500 shares of our common stock and 70,001 shares of our preferred stock to be represented at the meeting in person or by proxy.

Required Vote

With respect to the various proposals included in this Proxy Statement:

- A plurality of the votes cast by holders of common stock are required for the election of three members of our board of directors so that the three individuals who receive the highest number of votes cast by holders of our common stock will be elected;

- The affirmative vote of a majority of the votes cast is required to ratify the selection of Freed Maxick & Battaglia, CPAs, PC as our independent registered public accounting firm.

Any vote that is characterized as an abstention is not counted as a vote cast. Broker non-votes that relate to shares held for the benefit of beneficial owners who do not provide voting instructions are not counted as votes cast. Abstentions and broker non-votes are, however, considered as shares present at the meeting for purposes of determining the presence of a quorum.

We are not aware of any business that will be presented for consideration at the meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the meeting, the persons named on the enclosed proxy card will vote on such matters in accordance with their best judgment.

A copy of our Annual Report on Form 10-KSB for the year ended December 31, 2005 is being furnished to each stockholder with this Proxy Statement.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

We had 19,048,998 shares of common stock and 140,000 shares of preferred stock outstanding on April 21, 2006, the record date for the annual meeting. We also had 3,957,502 outstanding purchase rights consisting of warrants and options that are presently exercisable or will become exercisable within 60 days of the record date. The following table sets forth certain information with respect to the beneficial ownership of our securities as of April 21, 2006, for (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person who we know beneficially owns more than 5% of our common stock.

Beneficial ownership data in the table has been calculated based on SEC rules that require us to identify all securities that exercisable for or convertible into shares of our common stock within 60 days of April 21, 2006 and treat the underlying stock as outstanding for the purpose of computing the percentage of ownership of the person holding those securities.

Except as indicated by footnotes, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock held by that person. The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Axion Power International, Inc. 100 Caster Avenue, Woodbridge, Ontario L4L 5Y9 Canada.

	Common Stock	Preferred Stock (1)	Exercisable Rights (2)	Beneficial Ownership	Percent of Total
Mega-C Stockholders Trust (3)(4)	7,827,500			7,827,500	41.1%
Sally A. Fonner, individually	6,850		31,700	38,550	0.2%
Igor Filipenko (5)	785,900	248,553	674,200	1,708,653	8.6%
Glenn Patterson (6)(7)	917,841		310,870	1,228,711	6.3%
Robert Averill (6)	672,226	145,752	234,174	1,052,152	5.4%
John L. Petersen (8)	336,000		299,900	635,900	3.3%
Thomas Granville (6)	431,300		407,200	838,500	4.3%
Joseph Souccar (6)	326,309		41,791	368,100	1.9%
Charles Mazzacato	7,500		116,250	123,750	0.6%
Peter Roston	7,500		91,667	99,167	0.5%
Edward Buiel	31,000		68,750	99,750	0.5%
Howard Schmidt	-		13,000	13,000	0.1%
Michael Kishinevsky	-		5,000	5,000	0.0%
Directors and officers as a group (11 persons)	3,515,576	394,305	2,262,802	6,172,683	28.4%

(1) Represents shares of common stock issuable upon conversion of preferred stock held by the stockholder.
(2) Represents shares of common stock issuable upon exercise of warrants and options held by the stockholder that are presently exercisable or will become exercisable within 60 days.
(3) Excludes 6,850 shares of common stock and 31,700 warrants that Sally Fonner, the trustee of the Mega-C Shareholders Trust holds for her personal account.
(4) The Mega-C Trust intends to sell up to 1,627,500 shares to pay certain administrative costs incurred by the trust and the Chapter 11 estate of Mega-C Power. Subject to confirmation and effectiveness of Mega-C's Chapter 11 plan of reorganization, the Mega-C Trust will return 1,500,000 shares to us for cancellation. The 4,700,000 remaining shares will be distributed to Mega-C's shareholders as described in the plan.
(5) Includes 610,900 shares of common stock, 212,990 shares issuable upon the conversion of 36,533 shares of preferred stock and 455,400 shares issuable upon the exercise of warrants and options held by Dr. Filipenko; and 175,000 shares of common stock, 35,563 shares issuable upon the conversion of 6,100 shares of preferred stock and 218,800 shares issuable upon the exercise of warrants and options held by Dr. Filipenko's wife.
(6) Excludes shares in the Mega-C Shareholders Trust that may be distributable to our directors and officers.
(7) Includes 400 common shares owned by Mr. Patterson's wife.
(8) Includes 331,500 shares of common stock held by Mr. Petersen, 4,500 shares of common stock held by Mr. Petersen's wife and 299,900 shares issuable upon the exercise of warrants and options held by the law firm of Petersen & Fefer, Barberêche Switzerland.

Voting by the Mega-C Trust

It is unclear how the shares held by the Mega-C Trust will be voted at our annual meeting. Mega-C has served a disclosure statement and plan of reorganization on its shareholders who have until May19, 2006 to cast their ballots with respect to the acceptance or rejection of the plan. A confirmation hearing has been scheduled for May 26, 2006. We cannot predict whether Mega-C will meet all of the legal requirements for plan confirmation or whether its creditors and shareholders will vote in a manner that will permit plan confirmation.

If the plan is confirmed and becomes effective prior to the meeting date, the Mega-C Trust will promptly surrender 1,500,000 shares to us for cancellation and trustee of the Mega-C Trust and her successors in interest will be entitled to a number of votes that is equal to the number of shares held of record on the meeting date, or 5,385,314 votes, whichever is less.

If the plan is not confirmed and effective prior to the meeting date, the Mega-C Trust will vote its shares proportionally with all other votes cast by our stockholders.

Once Mega-C's plan of reorganization is confirmed and effective, the trustee of the Mega-C Trust and her successors in interest will have significant power to influence any stockholder vote until the shares held by them are sold for cash or distributed to Mega-C's shareholders in compliance with the plan of reorganization. We cannot estimate the amount of time that will be required to resolve the conflicting claims in Mega-C's bankruptcy case and we cannot estimate the length of time that the trustee of the Mega-C Trust and her successors in interest will have the ability to significant power over our corporate affairs.

MARKET FOR COMMON STOCK AND RELATED MATTERS

Information respecting holders

On April 21, 2006, there were 402 record holders of common stock and 11 record holders of preferred stock. According to information provided by the Depository Trust Company, a total of 2,196,500 shares are held in street name accounts by brokerage firms and other nominees for the benefit of approximately 460 beneficial owners.

Market information

During the year ended December 31, 2004, our stock was quoted on the OTC Pink Sheets. While our stock has been quoted on the OTC Bulletin Board since January 2005 (Symbol: AXPW.OB), trading has been sporadic, trading volumes have been low and the market price has been volatile.

On April 27, 2006, the closing bid and ask prices for our common stock were $2.25 and $2.40 per share, respectively. The following table shows the range of high and low bid prices for our common stock as reported by the OTC Pink Sheets and the OTC Bulletin Board for the last two years. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

First Quarter 2004	$7.20	$1.28
Second Quarter 2004	$7.20	$3.84
Third Quarter 2004	$7.00	$4.00
Fourth Quarter 2004	$4.50	$2.95
First Quarter 2005	$4.25	$2.58
Second Quarter 2005	$6.00	$2.30
Third Quarter 2005	$5.25	$3.25
Fourth Quarter 2005	$4.65	$3.40
First Quarter 2006	$6.00	$2.50

Summary Equity Compensation Plan Information The following table provides summary information on our equity compensation plans as of December 31, 2005.

Plan category	Number of shares issuable on exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders			
2004 Incentive Stock Plan	629,950	$2.58	1,151,050
2004 Directors' Option Plan	80,035	$3.45	390,400
Equity compensation plans not approved by stockholders			
Contract options held by officers	710,000	$3.62	
Contract options held by attorneys and consultants	29,900	$3.02	
Total equity awards	1,449,885	$3.15	1,541,450

2004 Incentive Stock Plan Our stockholders have adopted an incentive stock plan for the benefit of our employees, consultants and advisors. Under the terms of the plan, as amended, we are authorized to grant incentive awards for up to 2,000,000 shares of common stock. The incentive stock plan authorizes a variety of awards including incentive stock options, non-qualified stock options, shares of restricted stock, shares of phantom stock and stock bonuses. In addition, the plan authorizes the payment of cash bonuses when a participant is required to recognize taxable income because of the vesting of shares of restricted stock or the grant of a stock bonus.

In the first quarter of 2005, the compensation committee authorized stock bonuses under the incentive stock plan for an aggregate of 219,000 shares of common stock. Subject to compliance with the Company's insider trading policies, these stock grants are fully vested and unrestricted. Options to purchase an aggregate of 629,950 shares at an average price of $2.58 per share are outstanding at the date of this proxy statement, including 159,550 options that are presently exercisable or will become exercisable within 60 days.

2004 Directors' Stock Option Plan Our stockholders have adopted a stock option plan for the benefit of our non-employee directors in order to encourage their continued service as directors. Under the terms of the plan, as amended, we are authorized to grant options for up to 500,000 shares of common stock. Each eligible director who is appointed to fill a vacancy on the Board or elected to serve as a member of the Board may participate in the plan. Each eligible director will automatically be granted an option to purchase the maximum number of shares having an aggregate fair market value on the date of grant of twenty thousand dollars ($20,000) for each year of his term in office. In each case, the option exercise price will be the fair market value of the stock on the date of grant.

Since February 2004, we have issued 109,600 options under the directors' stock option plan. During 2005, four directors applied a total of $105,542 in accrued compensation against the exercise price of 29,565 options that were previously granted to them in 2004. At the date of this proxy statement, options to purchase an aggregate of 80,035 shares at an average price of $3.45 per share are outstanding, including 52,035 options that are presently exercisable or will become exercisable within 60 days.

Plans Not Approved by Stockholders During our first two full years of operations, we issued 1,079,200 stock options and warrants to officers, attorneys and consultants in connection with respective employment agreements. In January 2006, we issued 910,000 additional stock options to officers, attorneys and consultants. The following paragraphs summarize these contractual stock options.

In January 2004, members of the law firm of Petersen & Fefer were granted contractual warrants to purchase 189,300 shares of our common stock at a price of $2.00 per share as partial compensation for services rendered. In August 2004, $1.00 of the exercise price of the warrants was considered paid in advance in consideration of unbilled legal services provided by the firm. In March 2005, members of the law firm of Petersen & Fefer were granted contractual warrants to purchase 140,000 shares of our common stock at a price of $1.00 per share as partial compensation for services rendered. All of the warrants were exercised in the fourth quarter of 2005

In February 2004 Canadian Consultants Bureau Ltd., an advisor to our board, was granted a contractual option to purchase 6,300 shares of our common stock at a price of $3.20 per share as partial compensation for services. In June 2005, Canadian Consultants Bureau was granted similar option to purchase 3,600 shares of our common stock at a price of $5.60 per share. The options are fully vested and may be exercised at any time during the four-year period commencing one year after the date of grant.

In July 2004, our president and chief operating officer Charles Mazzacato was granted a contractual option to purchase 240,000 shares of our common stock at a price of $4.00 per share. This option will vest at the rate of 60,000 shares per year commencing July 31, 2005 and be exercisable for five years after each vesting date.

In July 2004, our chief financial officer Peter Roston was granted a contractual option to purchase 200,000 shares of our common stock at a price of $4.00 per share. This option will vest at the rate of 50,000 shares per year commencing July 31, 2005 and be exercisable for five years after each vesting date.

In April 2005, our chief executive officer Thomas Granville was granted a contractual option to purchase 180,000 shares of our common stock at a price of $2.50 per share. This option will vest at the rate of 7,500 shares per month commencing May 1, 2005 and be exercisable for five years after each vesting date.

In April 2005, a European financial advisor was granted an option to purchase 30,000 shares of our common stock at a price of $2.50 per share. This option vested at the rate of 2,500 shares per month from May through December 2005, when the unvested option was terminated. The options are exercisable for two years.

In September 2005, our chief of research and development Edward Buiel was granted a contractual option to purchase 90,000 shares of our common stock at a price of $4.00 per share. This option will vest at the rate of 2,500 shares per month commencing October 2005 and be exercisable for five years after each vesting date.

In January 2006, our chief executive officer Thomas Granville was granted a contractual option to purchase 500,000 shares of our common stock at a price of $6.00 per share. A total of 300,000 options vested immediately as a bonus for services performed during 2005 and the balance will vest, subject to the attainment of certain specified objectives, over the next 12 months. The options will be exercisable for a period of three years from the issue date.

In January 2006, members of the law firm of Petersen & Fefer were granted a contractual option to purchase 360,000 shares of our common stock at a price of $6.00 per share. A total of 240,000 options vested immediately as a bonus for services performed during 2005 and the balance will vest at the rate of 10,000 shares per month during the year ended December 31, 2006. The options will be exercisable for a period of three years from the issue date.

In January 2006, our chief of research and development Edward Buiel was granted a contractual option to purchase 35,000 shares of our common stock at a price of $6.00 per share. A total of 10,000 options vested immediately as a bonus for services performed during 2005 and the balance will vest, subject to the attainment of certain specified objectives, over the next 12 months. The options will be exercisable for a period of three years from the issue date.

In January 2006, our bankruptcy counsel Cecilia Rosenauer was granted a contractual option to purchase 15,000 shares of our common stock at a price of $6.00 per share. The options will vest on the effective date of Mega-C's Chapter 11 plan of reorganization and be exercisable for a period of three years from the issue date.

Dividend policies

We have not paid cash dividends on our common stock in the past and do not expect to pay cash dividends for the foreseeable future. We are not obligated to pay cash dividends on our preferred stock in any quarter where we report a net loss for the quarter or the year-to-date then ended. We expect to incur a net loss in 2006 and are unable to predict whether or when we might have reportable net income. Any future decision to pay dividends on our common stock and preferred stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

MANAGEMENT OF OUR COMPANY

The board of directors directs the management of the business and affairs of our company as provided in our Certificate of Incorporation, our By-Laws and the General Corporation Law of Delaware. Members of the board keep informed about our business through discussions with senior management, by reviewing analyses and reports sent to them, and by participating in board and committee meetings.

Our board of directors is divided into three classes of directors that serve for staggered three-year terms. Three of our current board members have been elected to serve for terms that expire on the date of our 2008 annual meeting; two have been elected to serve for terms that expire on the date of our 2007 annual meeting; and three have been elected to serve for terms that expire on the date of our 2006 annual meeting

Director nominees and continuing directors The following table identifies our continuing directors and the director nominees; specifies their respective ages and positions with our company; and with respect to directors who are not standing for election at this year's meeting, specifies the annual meeting when their current term as a board member will expire.

Name	Age	Position	Term expires
John L. Petersen	53	Chairman of Board, General Counsel	2006 – Director Nominee
Glenn Patterson	52	Director	2006 – Director Nominee
Stanley A. Hirschman	59		New Director Nominee
Dr. Igor Filipenko	42	Director	2007
Robert G. Averill	65	Director	2007
Thomas Granville	60	Chief Executive Officer, Director	2008
Dr. Howard K. Schmidt	46	Director	2008
Michael Kishinevsky	41	Director	2008

Retiring director Joseph Souccar is has been an independent director of our company since February 2004. Mr. Souccar has decided to retire after this years' annual meeting. The board wishes to thank Mr. Souccar for his selfless service to our company and wish him well in his retirement.

Executive officers The following table identifies our non-director executive officers and specifies their respective ages and positions with our company.

Name	Age	Position	Contract expires
Charles Mazzacato	52	President and Chief Operating Officer	July 2008
Peter Roston	62	Chief Financial Officer	July 2008
Dr. Edward Buiel	33	Chief of Research and Development	August 2008

The following paragraphs provide summary biographical information furnished by our directors, officers and director nominees.

Director nominees

John L. Petersen was appointed to our board in February 2003 and will stand for reelection at our 2006 annual meeting for a one-year term that will end on the date of our 2007 annual meeting. Mr. Petersen has served as our general counsel since February 2003 and served as our chief financial officer from February 2003 through July 2004. In April 2005, Mr. Petersen was appointed chairman of our board of directors. Mr. Petersen has been a resident of Switzerland since 1998 and has been principally engaged in the practice of law for 25 years. Mr. Petersen is a member of the Texas Bar and practices in the fields of securities and corporate law where he focuses on the needs of entrepreneurial companies. Since April 1999, Mr. Petersen has been a partner in the law firm of Petersen & Fefer, Barberêche, Switzerland. From January 1995 to April 1999, he was a self-employed solo practitioner in Houston, Texas and Barberêche, Switzerland. Since December 2000, Mr. Petersen has been an officer and director of Win or Lose Acquisition Corporation, a publicly held blank check company that is presently seeking an acquisition target. Mr. Petersen is a 1976 graduate of the College of Business Administration at Arizona State University and a 1979 graduate of the Notre Dame Law School. Mr. Petersen was admitted to the State Bar of Texas in May 1980 and received his license to practice as a Certified Public Accountant in March 1981.

Glenn Patterson is an independent director who was appointed to our board in February 2003 and will stand for reelection at our 2006 annual meeting for a three-year term that will end on the date of our 2009 annual meeting. Until November 2004, Mr. Patterson served as president of Oregon Electric Group, an industrial and commercial electrical and technology services contractor based in Portland, Oregon. During Mr. Patterson's tenure as president, Oregon Electric has grown from $16 million in sales in 1994 to $127 million in sales in 2000. In November 2001, Oregon Electric was sold to Montana-Dakota Resources, a major electrical power generating and distribution company with operations in 40 states. Mr. Patterson graduated summa cum laude from Willamette University (BS-Economics) in 1975.

Stanley A. Hirschman is a new independent director nominee who has agreed to stand for election at our 2006 annual meeting for a three-year term that will end on the date of our 2009 annual meeting. Mr. Hirschman is President of CPointe Associates, Inc., a Plano, Texas executive management and consulting firm that specializes in solutions for companies with emerging technology-based products and is well versed in the challenges of regulated corporate governance. Mr. Hirschman is Chairman of the Board of Bravo Foods International; an independent director of Dalrada Financial, Oxford Media, GoldSpring, Inc. and 5 G Wireless Corporation and a former director of Mustang Software, Inc. While at Mustang Software, Mr. Hirschman took a hands-on role in the planning and execution of the strategic initiative to increase shareholder value resulting in the successful acquisition of the company by Quintus Corporation. Mr. Hirschman was co-founder of Aiirmesh Communications, the first metropolitan area network provider of wireless high-speed community broadband. In 2003 Aiirmesh established the first metro-wide wireless Internet access network in Cerritos, California. Prior to establishing CPointe Associates, Mr. Hirschman was Vice President Operations, Software Etc., Inc., a 396-store retail software chain, from 1989 until 1996. He also held senior executive management positions with T.J. Maxx, Gap Stores and Banana Republic. Mr. Hirschman is a member of the National Association of Corporate Directors and participates regularly in the KMPG Audit Committee Roundtable. He is active in community affairs and serves on the Advisory Board of the Salvation Army Adult Rehabilitation Centers.

Continuing directors

Dr. Igor Filipenko, M.D. was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire on the date of our 2007 annual meeting. Dr. Filipenko was a founder of C and T Co. Incorporated, the original developer of the e^3 Supercell technology. In addition to his duties as president of C&T, Dr. Filipenko a principal shareholder in a number of other enterprises, including Oledo Associated S.A., VIK Oil and Vostok Energiya, a group of Ukrainian companies that are engaged in petroleum refining and the import, export and trading of petroleum products, and Laser Plus, an ophthalmologic clinic located in Donetsk, Ukraine. Dr. Filipenko is a 1986 graduate of Donetsk Medical University, Ukraine.

Robert G. Averill is an independent director who was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire on the date of our 2007 annual meeting. Mr. Averill is retired and principally involved in personal investments. He served as a director of Implex Corp., a New Jersey based developer and manufacturer of orthopedic implants that he co-founded in 1991 and then sold to Zimmer Holdings, Inc. From 1978 to 1991 Mr. Averill held a variety of executive positions with Osteonics Corp., a developer and manufacturer of orthopedic implants that he co-founded in 1978 and then sold to Stryker Corporation. From 1971 to 1977, Mr. Averill served as a director and held a variety of executive positions with Meditech Inc., a developer and manufacturer of orthopedic implants that he co-founded in 1971 and sold to 3M Corporation in 1975. Mr. Averill holds 28 patents on a variety of orthopedic devices and materials and he is the co-author of several publications in the field of orthopedics. Mr. Averill holds two degrees from the Newark College of Engineering (BS-mechanical engineering, 1962 and MS-engineering management, 1966).

Thomas Granville was appointed to our board in February 2004 and reelected at our 2005 Annual Meeting for a term that will expire on the date of our 2008 annual meeting. Mr. Granville served as the chairman of our board of directors from February 2004 through April 2005 when he agreed to accept full-time employment as our chief executive officer. For the last 17 years, Mr. Granville has served as the president of Gallagher Elevator Company, a New York company that specializes in the installation and maintenance of elevators, escalators, moving walkways and other building transportation products. Mr. Granville was certified by the International Union of Elevator Constructors in 1969 and served for 10 years as the president of National Elevator Industry Inc., a trade association that represents elevator manufacturers and contractors. Mr. Granville has also served as the general partner of a number of real estate partnerships that owned multi-family housing, commercial real estate and a cable television company. Mr. Granville is a 1967 graduate of Canisus College. (BA-Business Administration).

Michael Kishinevsky, age 39, is an independent director who was elected at our 2005 Annual Meeting for a term that will expire on the date of our 2008 annual meeting. Mr. Kishinevsky is a Canadian lawyer who has been principally engaged in the practice of corporate and commercial law for 10 years, with a particular emphasis on the needs of Toronto's Russian speaking population. For the last five years Mr. Kishinevsky served as general legal counsel for C&T, the original developer of our e^3 Supercell technology. Mr. Kishinevsky also serves as vice-president of Sunrock Consulting Ltd., a company he co-founded in 1995 that specializes in the import and distribution of carbon black and synthetic rubber. Mr. Kishinevsky is a 1989 graduate of the University of Calgary (BS in Cellular, Molecular and Microbial Biology and BS in Psychology) and a 1993 graduate of the University of Ottawa School of Law. Mr. Kishinevsky was called to the bar in the Ontario courts in 1995 and is a member of the Law Society of Upper Canada.

Dr. Howard K. Schmidt, PhD. is an independent director who was appointed to our board in April 2005 and reelected at our 2005 Annual Meeting for a term that will expire on the date of our 2008 annual meeting. Dr. Schmidt is presently employed the Executive Director of the Carbon Nanotechnologies Laboratory (the "CNL") at Rice University in Houston, Texas, a post he has held since September 2003. Dr. Schmidt is an expert in the field of carbon nanotechnology and single-wall carbon nanotubes. At the CNL, Dr. Schmidt is responsible for developing and managing key federal and industrial relationships to drive emerging applications for carbon nanotubes. Before joining the CNL, Dr. Schmidt operated Stump Partners, a Houston-based consultancy firm and was involved in two Internet ventures. In 1989, Dr. Schmidt founded SI Diamond Technologies, Inc., a company that received the prestigious R&D 100 Award from Research and Development Magazine in 1989; went public in 1992; and recently changed its name to Nano-Proprietary, Inc. Dr. Schmidt holds two degrees from Rice University (BS-Electrical Engineering, 1980 and PhD-Chemistry, 1986).

Executive officers

Charles Mazzacato was hired to serve as our chief executive officer in July 2004. From November 2004 through March 2005, he also served as a member of our board of directors. In April 2005, Mr. Mazzacato was selected to fill the newly created position of president and chief operating officer. Mr. Mazzacato has 29 years of experience in commercial and industrial power systems engineering sales and marketing. From 1996 through 2003, he held various senior sales and marketing positions with Powerware, a global leader in the UPS and direct current power systems business. Mr. Mazzacato also served as chairman of Powerware's global marketing council, where he provided leadership and strategic direction for Powerware's $750 million sales and marketing effort. Previously, he served as Canadian national sales manager for the UPS group of Schneider Electric and as Canadian national sales manager for Emerson Electric. Mr. Mazzacato is a 1975 graduate of Ryerson Polytechnic Institute (Power Systems Engineering).

Peter Roston was appointed financial executive officer in July 2004. Mr. Roston is a Chartered Accountant who managed our accounting and financial systems on a contract basis beginning in February 2004 and has over 30 years experience in accounting and financial management for small and medium sized enterprises. Before joining our company, Mr. Roston was employed for 13 years as a principal of Roston Associates, a Toronto-based management and operations consulting firm that specializes in securing equity financing, government grants and research and development credits for its client companies. Mr. Roston is a 1964 graduate of Concordia University (B.A. in Commerce and Accounting) and received his Chartered Accountant (C.A.) designation in 1967.

Dr. Edward Buiel, PhD. was appointed chief of research and development in September 2005. Before joining our company, Dr. Buiel served for 3-1/2 years as project leader for the Energy Storage Group of Meadwestvaco Corporation, one of the largest producers of activated carbon in the world. In this position Dr. Buiel's team focused on developing activated carbon materials for electrochemical applications including Lithium-ion batteries, organic ultracapacitors, and asymmetric lead-carbon capacitors. His responsibilities included managing a USCAR–Advanced Battery Consortium project to develop activated carbon materials for hybrid electric vehicle energy storage systems and managing a joint program with Sandia National Laboratories to develop lead-carbon capacitors for grid-connected energy storage systems. Previously, Dr. Buiel worked for nine months as a senior software engineer for Vasocor, Inc. and for 2-1/2 years as a Senior Research Engineer for the Automotive Carbon Group of Meadwestvaco Corporation. Dr. Buiel is a 1994 graduate of Queen's University, Kingston, Ontario, where he earned a Bachelor of Science in Engineering and Physics, and a 1998 graduate of Dalhousie University, Halifax, Nova Scotia, where he earned a PhD in Physics and wrote his doctoral thesis on "The Development of Disordered Carbon Materials as Anode Materials for Li-ion Battery Applications."

Presiding director

Our Chairman, John L. Petersen, acts as the presiding director at board meetings. In the event that Mr. Petersen is unavailable to serve at a particular meeting, responsibility for the presiding director function will rotate among the chairmen of each of the board committees.

Corporate governance

Our board believes that sound governance practices and policies provide an important framework to assist them in fulfilling their duty to stockholders. Our board is working to adopt and implement many "best practices" in the area of corporate governance, including separate committees for the areas of audit and compensation, careful annual review of the independence of our Audit and Compensation Committee members, maintenance of a majority of independent directors, and written expectations of management and directors, among other things.

Code of business conduct and ethics

The board has adopted a Code of Business Conduct and Ethics, which has been distributed to all directors, officers and employees and will be given to new employees at the time of hire. The Code of Business conduct and Ethics contains a number of provisions that apply principally to our President, Chief Financial Officer and other key accounting and financial personnel. A copy of our Code of Business Conduct and Ethics can be found under the "Investor Information" section of our website at www.axionpower.com. We intend to disclose any amendments or waivers of our Code of Business Conduct and Ethics on our website.

Communications with the board

Stockholders and other parties who are interested in communicating with members of our board of directors, either individually or as a group may do so by writing to John L. Petersen, c/o Axion Power International, Inc, 100 Caster Avenue, Woodbridge, Ontario L4L 5Y9 Canada. Mr. Petersen will review all correspondence, and forward to the appropriate members of the board copies of all correspondence that, in the opinion of Mr. Petersen, deals with the functions of the board or its committees or that he otherwise determines requires their attention. Concerns relating to accounting, internal controls or auditing matters should be immediately brought to the attention of our Audit Committee and will be handled in accordance with procedures established by that committee.

Director independence

The board has determined that five of our directors would meet the independence requirements of the American Stock Exchange if such standards applied to our company. In the judgment of the board, Dr. Filipenko, Mr. Granville and Mr. Petersen do not meet such independence standards. In reaching its conclusions, the board considered all relevant facts and circumstances with respect to any direct or indirect relationships between the company and each of the directors, including those discussed under the caption "Certain Relationships and Related Transactions." The board determined that any relationships that exist or existed in the past between the company and each of the independent directors were immaterial on the basis of the information set forth in the above-referenced sections.

Board committees

The board has created an Audit Committee that presently consists of Mr. Patterson, Mr. Souccar and Dr. Schmidt and will consist of Mr. Patterson, Mr. Hirschman and Dr. Schmidt. Mr. Patterson serves as chairman of the audit committee. All members have a basic understanding of finance and accounting, and are able to read and understand fundamental financial statements. The board has determined that all members of the Audit Committee would meet the independence requirements of the Amex if such standards applied to our company. The board has also determined that based on education and work history, Messrs. Patterson and Hirschman meet the definition of an "Audit Committee Financial Expert" as established by the Securities and Exchange Commission. The Audit Committee has the sole authority to appoint, review and discharge the company's independent auditors. The Audit Committee reviews the results and scope of the audit and other services provided by the company's independent auditors, as well as the company's accounting principles and its system of internal controls, reports the results of their review to the full board and to management and recommends to the full board that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-KSB.

The board has created a compensation committee that presently consists of Messrs. Averill, Patterson and Souccar; and will consist of Messrs Averill, Patterson and Kishinevsky. Mr. Averill serves as chairman of the compensation committee. The compensation committee makes recommendations concerning executive salaries and incentive compensation for employees. Subject to supervision by the full board, the compensation committee administers our 2004 Incentive Stock Plan. The board has determined all members of the compensation committee would meet the independence requirements of the Amex if such standards applied to our company.

The board has created a Technology Committee that consists of Dr. Schmidt and Messrs. Averill and Granville. Dr. Schmidt serves as chairman of the technology committee. The technology committee provides board level oversight, guidance and direction to our research and development staff, supervises the activities of our Technical Advisory Board, evaluates and makes recommendations with respect to the acquisition and licensing of complementary and competitive technologies and supervises the activities of our intellectual property lawyers.

The board does not have a separate nominating committee, and has determined that it is appropriate for the entire board to serve that function for the time being. With respect to Director nominees, the board will consider nominees recommended by stockholders that are submitted in accordance with our By-Laws. The process for receiving and evaluating director nominations from stockholders is described below.

Director compensation

Our board members are actively involved in various aspects of our business ranging from relatively narrow board oversight functions to providing hands-on guidance to our executives and scientific staff with respect to matters within their personal experience and expertise. We believe that the active involvement of all board members in our principal business and policy decisions increases the board's understanding of our needs and improves the overall quality of our management decisions. In recognition of the substantial time and personal effort that we require from our board members, we have adopted director compensation policies that provide for higher director compensation than is typically found in companies at our early stage of development.

Only independent directors are compensated separately for service as board members. Each of our independent directors will receive the following compensation for the period April 2006 through April 2007:

- A basic annual retainer of $25,000 for service as a board member;

- A supplemental retainer of $6,000 for service as chairman of audit committee or technology committee, and supplemental annual retainer $4,000 for service as chairman of any other board committee

- A supplemental annual retainer of $3,000 for service as a committee member

- A meeting fee of $1,500 per day for each board or committee meeting attended in person or $500 for each board or committee meeting attended by telephone; and

- Reimbursement for all reasonable travel, meals and lodging costs incurred on our behalf.

At our 2004 Annual Meeting, our stockholders ratified a stock option plan for independent directors that authorized the issuance of options to purchase $20,000 of our common stock for each year of service as a director of our company. At our 2005 Annual Meeting, the number of shares reserved for issuance under the outside directors' stock option plan was increased to 500,000. Our independent directors have received the following stock options under our director's stock option plan.

	Grant Date	**Vesting Date**	**Options**	**Price**	**Exercised**	**Balance**
Thomas Granville	February 2, 2004	February 2, 2005	6,300	$3.20	6,300	-
	June 4, 2004	June 10, 2005	3,600	$5.60	1,400	2,200
Robert Averill	February 2, 2004	February 2, 2005	6,300	$3.20	6,300	-
	June 4, 2004	June 10, 2005	3,600	$5.60	2,426	1,174
	April 7, 2005	2006 Meeting	8,000	$2.50		8,000
	April 7, 2005	2007 Meeting	8,000	$2.50		8,000
Glenn Patterson	February 2, 2004	February 2, 2005	6,300	$3.20	6,300	-
	June 4, 2004	June 10, 2005	3,600	$5.60	730	2,870
	April 7, 2005	2006 Meeting	8,000	$2.50		8,000
Joseph Souccar	February 2, 2004	February 2, 2005	6,300	$3.20	6,109	191
	June 4, 2004	June 10, 2005	3,600	$5.60		3,600
	April 7, 2005	2006 Meeting	8,000	$2.50		8,000
Howard Schmidt	April 7, 2005	June 10, 2005	8,000	$2.50		8,000
	June 10, 2005	2006 Meeting	5,000	$4.00		5,000
	June 10, 2005	2007 Meeting	5,000	$4.00		5,000
	June 10, 2005	2008 Meeting	5,000	$4.00		5,000
Michael Kishinevsky	June 10, 2005	2006 Meeting	5,000	$4.00		5,000
	June 10, 2005	2007 Meeting	5,000	$4.00		5,000
	June 10, 2005	2008 Meeting	5,000	$4.00		5,000

Board meetings and attendance

During the year ended December 31, 2004, the board of directors held 13 meetings and the Audit Committee held five meetings. Substantially all of these meetings were held by means of telephone conference calls. During the year ended December 31, 2004 all of the company's directors, other than Dr. Igor Filipenko, attended at least 75% of all board and committee meetings that required their attendance.

During the year ended December 31, 2005, the board of directors held 14 meetings, the Audit Committee held 3 meetings; the Compensation Committee held 1 meeting; and the Technology Committee held 3 meetings. During the year ended December 31, 2005, Dr. Igor Filipenko, Mr. Kishinevsky and Mr. Souccar attended less than 75% of all board and committee meetings that required their attendance.

We encourage all members of the board to attend our annual stockholders meetings and six of our seven board members attended the 2004 Annual Meeting and seven of our eight board members attended the 2005 Annual Meeting.

Board nominations

Stockholders wishing to bring a nomination for a director candidate before a stockholders meeting must give written notice to our Corporate Secretary, either by personal delivery or by Untied States mail, postage prepaid. The stockholder's notice must be received by the Corporate Secretary not later than (a) with respect to an Annual Meeting of Stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting, and (b) with respect to a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of the meeting is first given to stockholders. The stockholder's notice must set forth all information relating to each person whom the stockholder proposes to nominate that is required to be disclosed under applicable rules and regulations of the SEC, including the written consent of the person proposed to be nominated to being named in the proxy statement as a nominee and to serving as a director if elected. The stockholder's notice must also set forth as to the stockholder making the nomination (i) the name and address of the stockholder, (ii) the number of shares held by the stockholder, (iii) a representation that the stockholder is a holder of record of stock of the company, entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person named in the notice, and (iv) a description of all arrangements or understandings between the stockholder and each nominee.

No candidates for director nominations were submitted to the board by any stockholder in connection with the meeting. Any stockholder desiring to present a nomination for consideration by the board prior to the 2007 Annual Meeting must do so prior to February 9, 2007 in order to provide adequate time to duly consider the nominee and comply with our By-Laws.

EXECUTIVE COMPENSATION

Our executive compensation policies are based on several factors including (a) the salaries our executives could command in comparable positions with other companies; (b) the differences in the amount of time executives are required to devote to our affairs and the amount of time they would be required to devote to comparable positions with other companies; (c) the identifiable outcomes of specific projects that are attributable to extraordinary efforts on our behalf; (d) the incentives that will be necessary to encourage future loyalty, creativity and dedication to our business; and (e) our limited cash resources. Our overall goal is to compensate our executives fairly for the work they have done, create substantial incentives for future exemplary service and conserve our limited resources for essential cash outlays.

The following table summarizes, for the periods indicated, the cash compensation that we paid to persons who were executive officers as of December 31, 2005 and all individuals who have served as executive officers during the last three years.

Name	Year	Salary or Retainer	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options
				Annual Compensation	**Long Term Awards**	
Thomas Granville (1)						
chief executive officer	2005	$195,750		$113,400		180,000
Charles Mazzacato (2)	2005	$160,000		$19,350		
chief operating officer	2004	$76,540				246,250
Peter Roston (3)	2005	$125,000		$19,350		
chief financial officer	2004	$94,950				200,000
John Petersen (4)	2005	$180,000		$140,000		140,000
general counsel, director	2004	$94,040		$378,030		189,300
	2003	$40,000		$152,500		

(1) Mr. Granville served as chief executive officer from April 1 through December 31, 2005. In December 2005, Mr. Granville received a non-cash bonus equal to the exercise price of 56,700 warrants held by him.

(2) Mr. Mazzacato served as chief executive officer from August 2004 through March 2005. In March 2005, Mr. Mazzacato received a non-cash bonus of 7,500 shares of common stock.

(3) Mr. Roston served as chief financial officer from August 2004 through December 2005. In March 2005, Mr. Roston received a non-cash bonus of 7,500 shares of common stock.

(4) Mr. Petersen served as chief financial officer from February 2003 through July 2004. He also serves as our legal counsel. The amounts reported as salary were paid in cash and the amounts reported as other compensation were settled through equity awards.

Executive Stock Options

The following table summarizes the stock options granted to our named executive officers during the years ended December 31, 2005 and 2004.

Name	Number of securities underlying options granted	Percent of options granted to employees during year	Exercise price per share	Vesting Period	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation 5%	10%
2005 Grants:							
Thomas Granville	180,000	18.2%	$2.50	Monthly over 24 months	Five years after vesting	$408,303	$673,186
Edward Buiel	90,000	9.1%	$4.00	Monthly over 36 months	Five years after vesting	$90,831	$258,904
John Petersen	140,000	14.2%	$1.00	Immediate	Exercised		
2004 Grants:							
Charles Mazzacato	240,000	36.6%	$4.00	Annually over four years	Five years after vesting	$231,918	$665,702
	6,250	0.9%	$3.20	November 2005			
Peter Roston	200,000	30.5%	$4.00	Annually over four years	Five years after vesting	$190,168	$545,388
John Petersen	189,300	28.9%	$1.00	Immediate	Exercised		
	6,300	1.0%	$3.20	February 2005	February 2009	$3,788	$15,339
	3,600	0.6%	$5.60	June 2005	June 2009		

The following table summarizes the year-end value of unexercised stock options held by our named executive officers based on a stock price of $3.60 per share.

Name	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at year end		Value of unexercised in-the-money options at year end	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas Granville			69,700	112,500	$69,850	$123,750
Edward Buiel			11,250	78,750		
Charles Mazzacato	–	–	86,250	160,000		
Peter Roston	–	–	66,667	133,333		
John Petersen	329,300	$526,880	9,900		$2,520	

Employment agreements

We have entered into executive employment agreements with Thomas Granville, Charles Mazzacato, Peter Roston and Edward Buiel. These agreements require each executive to devote substantially all of his business time to our affairs, establish standards of conduct, prohibit competition with our company during their term, affirm our rights respecting the ownership and disclosure of patents, trade secrets and other confidential information, provide for the acts and events that would give rise to termination of such agreements and provide express remedies for a breach of the agreement. Each of our executives will participate, without cost, in our standard employee benefit programs, including medical/hospitalization insurance and group life insurance, as in effect from time to time. Each of the covered executives will also receive an automobile allowance and reimbursement for all reasonable operating and insurance expenses for business use of the automobile.

Under the terms of his employment agreement, which has a term of two years, Mr. Granville receives an annual salary of $261,000, bonuses as determined by the compensation committee and an option to purchase 180,000 shares of our stock at a price of $2.50 per share that vests over 24 months beginning in April 2005.

Under the terms of his employment agreement, which has term of four years, Mr. Mazzacato receives an annual salary of $185,000 (Cdn.), bonuses as determined by the compensation committee and an option to purchase 240,000 shares of our stock at a price of $4.00 per share that vests over four years beginning in July 2005.

Under the terms of his employment agreement, which has a term of four years, Mr. Roston receives an annual salary of $145,000 (Cdn.), bonuses as determined by the compensation committee and an option to purchase 200,000 shares of our stock at a price of $4.00 per share that vests over four years beginning in July 2005.

Under the terms of his employment agreement, which has a term of three years, Mr. Buiel receives an annual salary of $120,000, bonuses as determined by the compensation committee and an option to purchase 90,000 shares of our stock at a price of $4.00 per share that vests over 36 months beginning in October 2005.

Indemnification of directors and officers

Our Certificate of Incorporation requires our company to indemnify our officers and directors against liability for monetary damages for breach or alleged breach of their duties as officers or directors, other than in cases of fraud or other willful misconduct. Our By-Laws provide that we will indemnify our officers and directors to the maximum extent permitted by Delaware law. In addition, our By-Laws provide that we will advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Our Certificate of Incorporation also provides that our directors will not be liable to our company or our stockholders for monetary damages arising from a breach of their fiduciary duty as directors unless the damages arise from:

• A breach of a director's duty of loyalty to our company and our stockholders;

- A breach involving bad faith acts and omissions, intentional misconduct or a knowing violation of law;

- An unlawful dividend payment or improper redemption of our stock; or

- A transaction that confers an improper personal benefit on the director.

We have recently obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing, we have been advised that the SEC believes such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Business combination

In connection with the business combination, Sally Fonner and John Petersen, the former control stockholders of Tamboril, agreed to settle $484,123 in accrued compensation and related party debt for 233,400 warrants that are exercisable at a price of $2.00 per share until January 2007. Concurrently, C&T bought 1,250,000 shares of common stock from Ms. Fonner and Mr. Petersen for $200,000 and distributed those shares to its stockholders.

Technology acquisition

In connection with the business combination, C&T agreed to transfer the e^3 Supercell technology to us in exchange for 1,562,900 warrants that are exercisable at $2.00 per share until January 2007. This agreement was subject to and conditioned upon our payment of the balance of the license fees provided for in the original license agreement with APC. At December 31, 2004, the unpaid balance of our obligation to C&T was $1,100,500. In March 2005, we paid $100,500 in cash and issued 100,000 shares of senior preferred stock to C&T in full and final settlement of all amounts due under the technology license and acquisition agreements. C&T then distributed the shares of our senior preferred stock to its shareholders.

In connection with the business combination we entered into a research and development project management agreement with C&T. Under the project management agreement, we were required to pay all of the direct costs and expenses associated with our research and development activities. These direct charges included but were not limited to the reasonable equipment, material, travel and employee costs actually incurred by C&T in connection with our activities. In addition to the direct costs, we paid C&T a management surcharge equal to 50% of the salaries and bonuses paid to members of the C&T technical staff who are assigned to work on our project. During the years ended December 31, 2005, 2004 and 2003, payments and accruals under the project management agreement were approximately $115,000, $701,000 and $253,000, respectively. We have terminated the project management agreement with C&T effective March 31, 2005 and all necessary C&T employees assigned to our project have been hired by us.

Transactions with directors

Igor Filipenko—financing transactions Dr. Filipenko was one of the original founders of APC and a shareholder of C&T. During 2003, Dr. Filipenko contributed $50,000 to APC and received 220,000 shares of our common stock in connection with the business combination. In his capacity as a C&T stockholder Dr. Filipenko received 350,000 shares of common stock that C&T purchased from Ms. Fonner and Mr. Petersen and 437,500 capital warrants that we issued to C&T in connection with our purchase of the e^3 Supercell technology. As a C&T stockholder, Dr. Filipenko's wife received 175,000 shares of common stock and 218,800 capital warrants. In January 2004, Turitella Corporation, an affiliate of Dr. Filipenko, bought 233,400 shares of common stock, 133,400 Series I Warrants and 100,000 Series II warrants for $400,000. In the fourth quarter of 2004, Dr. Filipenko bought 33,400 shares of common stock for $50,100. In the first quarter of 2005, Dr. Filipenko received 36,533 shares of senior preferred stock that we issued to C&T in settlement of our remaining obligation and his wife received 6,100 shares of senior preferred stock. In the fourth quarter of 2005, Turitella Corporation exercised 133,400 Series I warrants and paid us $266,800.

—*compensatory transactions* In February 2004, Dr. Filipenko was granted a five-year option to purchase 6,300 shares of our common stock at a price of $3.20 per share. He subsequently received a five-year option to purchase 3,600 shares of our common stock at a price of $5.60 per share when he was elected to serve a regular term as a board member at our 2004 annual meeting. In April 2005, Dr. Filipenko received a 5-year option to purchase 16,000 shares of our common stock at a price of $2.50 per share, which will vest at the rate of 8,000 shares per year on the dates of our 2006 and 2007 annual meetings.

Robert Averill—financing transactions Mr. Averill was one of the original founders of APC. During 2003, Mr. Averill contributed $250,000 to APC and received 453,400 shares of our common stock and 133,400 Series I warrants in connection with the business combination. During the first quarter of 2004, Mr. Averill bought 33,400 shares of our common stock and 33,400 Series III warrants for $100,000. During the second quarter of 2004, Mr. Averill exercised 100,000 Series I warrants for $150,000 in cash. During the fourth quarter of 2004, Mr. Averill exercised 33,400 Series I warrants for $50,100 in cash and bought 43,400 shares of our common stock for $65,100. During the first quarter of 2005, Mr. Averill bought 25,000 shares of our senior preferred stock and 125,000 Series IV warrants for $250,000. Concurrently, two of Mr. Averill's adult children each purchased 87,500 shares of our senior preferred stock and 87,500 Series IV warrants for $875,000. During the first quarter of 2006, Mr. Averill loaned us $1,000,000 under the terms of a one-year promissory note that bears interest at the rate of 10% per annum, requires monthly payments of accrued interest, and is secured by a lien on all of our property. As additional consideration for the loan, we issued Mr. Averill three-year warrants to purchase 50,000 shares of our stock at a price of $6 per share in January and April 2006. We will be obligated to issue an additional identical warrant to Mr. Averill at the end of each three-month period until the loan is paid in full.

—*compensatory transactions* In February 2004, Mr. Averill was granted a five-year option to purchase 6,300 shares of our common stock at a price of $3.20 per share. He subsequently received a five-year option to purchase 3,600 shares of our common stock at a price of $5.60 per share when he was elected to serve a regular term as a board member at our 2004 annual meeting. Mr. Averill earned $29,000 as compensation for service rendered as an independent director of our company. Mr. Averill's 2004 compensation was used to pay the exercise price of 8,726 stock options that were previously granted to him under our directors' stock option plan. In April 2005, Mr. Averill received a 5-year option to purchase 16,000 shares of our common stock at a price of $2.50 per share, which will vest at the rate of 8,000 shares per year on the dates of our 2006 and 2007 annual meetings. During 2005, Mr. Averill was paid $28,500 for serving as an independent director of our company.

Glenn Patterson—financing transactions Mr. Patterson was one of the original founders of APC. During 2003, Mr. Patterson contributed $250,000 to APC and received 408,400 shares of our common stock and 133,400 Series I warrants in connection with the business combination. During the second quarter of 2004, Mr. Patterson bought 33,700 shares of our common stock and 33,700 Series III for $101,000. During the third quarter of 2004, Mr. Patterson exercised 16,500 Series I warrants for $24,570 in cash. During the fourth quarter of 2004, Mr. Patterson exercised 23,400 Series I warrants for $35,000 in cash and bought 43,400 shares of common stock for $65,100. In the first quarter of 2005, Mr. Patterson bought 5,000 shares of our senior preferred stock and 25,000 Series IV warrants for $50,000. In the third quarter of 2005, Mr. Patterson exercised 93,500 Series I warrants, 33,700 Series III warrants and 25,000 Series IV warrants for $261,130. In the fourth quarter of 2005, Mr. Patterson bought 200,000 shares of our common stock and 200,000 Series V warrants for $400,000. In April 2006, Mr. Patterson loaned us $100,000 on a short-term note that included three-year warrants to purchase 100,000 shares of our stock at a price of $6 per share. If the note is repaid in a timely manner, 75,000 of the warrants will be redeemable for cash at a price of $.01 per warrant.

—*compensatory transactions* In February 2004, Mr. Patterson was granted a five-year option to purchase 6,300 shares of our common stock at a price of $3.20 per share. He subsequently received a five-year option to purchase 3,600 shares of our common stock at a price of $5.60 per share when he was elected to serve a regular term as a board member at our 2004 annual meeting. During 2004, Mr. Patterson earned $19,250 as compensation for service rendered as an independent director of our company. Mr. Patterson's 2004 compensation was used to pay the exercise price of 7,030 stock options that were previously granted to him under our directors' stock option plan. In April 2005, Mr. Patterson received a 5-year option to purchase 8,000 shares of our common stock at a price of $2.50 per share, which will vest on the date of our 2006 annual meeting. During 2005, Mr. Patterson was paid $28,500 for serving as an independent director of our company.

Thomas Granville—financing transactions Mr. Granville was one of the original founders of APC. During 2003, Mr. Granville contributed $150,000 to APC and received 326,700 shares of our common stock and 66,700 Series I warrants in connection with the business combination. During 2004, Mr. Granville bought 30,200 shares of our common stock and 3,500 Series III warrants for $40,000.

—compensatory transactions Mr. Granville was granted a five-year option to purchase 6,300 shares of our common stock at a price of $3.20 per share when he was appointed to the board in February 2004. He subsequently received a five-year option to purchase 3,600 shares of our common stock at a price of $5.60 per share when he was elected to serve a regular term as a board member at our 2004 annual meeting. During 2004, Mr. Granville earned $23,000 as compensation for service rendered as an independent director of our company. Mr. Granville's 2004 compensation was used to pay the exercise price of 7,700 stock options that were previously granted to him under our directors' stock option plan. During the first quarter of 2005, Mr. Granville was paid $5,000 for serving as an independent director of our company.

Joseph Souccar—financing transactions Mr. Souccar was one of the original founders of APC. During 2003, Mr. Souccar contributed $50,000 to APC and received 220,000 shares of our common stock in connection with the business combination. During the second quarter of 2004, Mr. Souccar bought 3,400 shares of our common stock and 3,400 Series III Warrants for $10,000. During the third quarter of 2004, Mr. Souccar exercised his Series III warrants for $10,800 in cash. During the fourth quarter of 2004, Mr. Souccar bought 33,400 shares of our common stock for $50,100. In the first quarter of 2005, Mr. Souccar bought 10,000 shares of our senior preferred stock and 30,000 Series IV warrants for $100,000.

—compensatory transactions Mr. Souccar was granted a five-year option to purchase 6,300 shares of our common stock at a price of $3.20 per share when he was appointed to the board in February 2004. He subsequently received a five-year option to purchase 3,600 shares of our common stock at a price of $5.60 per share when he was elected to serve a regular term as a board member at our 2004 annual meeting. During 2004, Mr. Souccar earned $15,500 as compensation for service rendered as an independent director of our company. Mr. Souccar's 2004 compensation was used to pay the exercise price of 6,109 stock options that were previously granted to him under our directors' stock option plan. In April 2005, Mr. Souccar received a 5-year option to purchase 8,000 shares of our common stock at a price of $2.50 per share, which will vest on the date of our 2006 annual meeting. During 2005, Mr. Souccar was paid $24,250 for serving as an independent director of our company.

Howard Schmidt—compensatory transactions Dr. Schmidt was granted a five-year option to purchase 8,000 shares of our common stock at a price of $2.50 per share when he was appointed to the board in April 2005. He subsequently received a five-year option to purchase 15,000 shares of our common stock at a price of $4.00 per share when he was elected to serve a regular term as a board member at our 2005 Annual Meeting. The option will vest at the rate of 5,000 shares per year on the dates of our 2006, 2007 and 2008 annual meetings. During 2005, Dr. Schmidt earned $30,846 as compensation for service rendered as an independent director of our company.

Michael Kishinevsky—compensatory transactions Mr. Kishinevsky was granted a five-year option to purchase 15,000 shares of our common stock at a price of $4.00 per share when he was elected to serve a regular term as a board member at our 2005 Annual Meeting. The option will vest at the rate of 5,000 shares per year on the dates of our 2006, 2007 and 2008 annual meetings. During 2005, Mr. Kishinevsky earned $15,962 as compensation for service rendered as an independent director of our company.

John Petersen— compensatory transactions John Petersen is a director of our company and a partner in the law firm of Petersen & Fefer, which serves as our legal counsel. Under the terms of their original retainer agreement, Petersen & Fefer agreed to serve as special securities counsel in return for an initial retainer of $40,000; a monthly retainer of $7,500; a two-year option to purchase 189,300 shares of our common stock at a price of $2.00 per share; and certain contingent supplemental payments specified in the retainer agreement. In February 2004, Petersen & Fefer was appointed general counsel for our company and assumed primary responsibility for all of our legal affairs, including litigation coordination and strategy. During 2005 and 2004, we paid Petersen & Fefer $180,000 and $94,040 in cash, respectively. During 2004, we treated $1.00 of the exercise price of 306,000 warrants as having been paid in advance in the form of unbilled legal services provided by the firm. During 2005, we issued 140,000 warrants issuable at a price of $1.00 in consideration of similar unbilled legal services. In January 2006, we granted Petersen & Fefer a three-year option to purchase 240,000 shares of common stock at a price of $6.00 per share as a bonus for services performed during 2005 and an additional three-year option to purchase 120,000 shares at a price of $6.00 per share that will vest on a monthly basis during 2006. All settlement transactions between our company Petersen & Fefer were negotiated and approved by the compensation committee and we believe the terms of our agreements with Petersen & Fefer are at least as favorable as the terms that would have resulted from arms-length negotiations between unaffiliated parties. In the fourth quarter of 2005, Petersen & Fefer exercised 329,300 options and 116,700 warrants at a price of $1 per share.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of the Forms 3, 4, and 5 submitted to us during the year ended December 31, 2005, we have determined that none of the directors, officers and beneficial owners of more than 10% of any class of our equity securities failed to file their required reports on Forms 3, 4, and 5 in a timely manner.

PROPOSAL ONE
ELECTION OF DIRECTORS

In connection with the 2006 Annual Meeting one director nominee will be elected by the holders of our common stock to serve for a one-year term that expires on the date of our 2007 annual meeting and two director nominees will be elected by holders of our common stock to serve for three-year terms that expire on the date of our 2009 annual meeting.

The following table identifies the individuals who have been nominated to serve as directors; specifies the class of stockholders who will be entitled to vote with respect to their election and specifies the annual meeting when their new term as a member of the board will expire.

Name	To be elected by	For term expiring
John L. Petersen	Common Stockholders	2007
Glenn Patterson	Common stockholders	2009
Stanley Hirschman	Common Stockholders	2009

If a nominee becomes unable to serve, the proxies will vote for a board-designated substitute. The board has no reason to believe that any nominee will be unable to serve.

Voting on Director Nominees

A plurality of the votes cast by the holders of our common stock is required for the election of Mr. Petersen for a term of one year and Messrs. Patterson and Hirschman for terms of three years.

If you sign and return your proxy card, the individuals named as proxies on the card will vote your shares for the election of the nominees identified above unless you provide other instructions. You may withhold authority for the proxies to vote your shares on any or all of the nominees by following the instructions on your proxy card. If your shares are held in a brokerage account, your broker will vote your shares for the election of all seven nominees unless you provide specific instructions to the contrary.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE DIRECTOR NOMINEES.

AUDIT COMMITTEE REPORT

For the year ended December 31, 2005, the Audit Committee was composed of Messrs. Patterson and Souccar and Dr. Schmidt. For the year ended December 31, 2005, all members of the audit committee would have met the independence requirements of the American Stock Exchange if such standards applied to our company.

In December 2005, after extensive discussions Michael F. Cronin, our former independent registered public accounting firm, and based on the recommendation of our audit committee, the board of directors dismissed Mr. Cronin as our independent registered public accounting firm. Mr. Cronin's reports on our financial statements for the years ended December 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion. However, his report for the year ended December 31, 2003 contained a fourth explanatory paragraph to reflect the going concern issues occasioned by our limited financial resources and our potential to incur future operating losses. On December 29, 2005, based on the recommendation of the Audit Committee, we engaged Freed Maxick & Battaglia, CPAs, PC ("Freed Maxick") as our independent registered public accounting firm to audit our financial statements as of and for the fiscal year ending December 31, 2005

Management is responsible for the company's internal controls and the financial reporting process. Our independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States of America and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and Freed Maxick & Battaglia, CPAs, PC, our independent registered public accounting firm for the year ended December 31, 2005. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committe reviewed and discussed the consolidated financial statements with management and our independent registered public accounting firm. The Audit Committee discussed with our independent registered public accounting firm matters required to be discussed by *Statement on Auditing Standards No. 61 (Communications with Audit Committees)*.

The company's independent registered public accounting firm also provided to the Audit Committee the written disclosures required by *Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees)*, and the Audit Committee discussed with the independent registered public accounting firm that firm's independence. The Audit Committee also considered whether the provision of any nonaudit services was compatible with maintaining their independence as our independent registered public accounting firm.

Based upon the Audit Committee's discussion with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management, the Audit Committee recommended that the board include the audited consolidated financial statements in our Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

In light of recent changes in the company's management structure Mr. Patterson and Dr. Schmidt will serve as members of the audit committee for the year ended December 31, 2006, as will Mr. Hirschman if he is elected to serve as a member of the company's board of directors.

> GLENN PATTERSON
> JOSEPH SOUCCAR
> HOWARD SCHMIDT
> The Members of the Audit Committee
> of the Board of Directors

Audit Committee Pre-Approval Policy

Our independent auditor will provide audit, review and attest services only at the direction of, and pursuant to engagement fees and terms approved by, the Audit Committee. Such engagement will be pursuant to a written proposal, submitted to the Audit Committee for review and discussion. If acceptable, the Audit Committee will engage the independent registered public accounting firm pursuant to a written retention agreement, duly approved by the Audit Committee. As proscribed by Section 10A(g) of the Securities Exchange Act of 1934, certain non-audit services may not be provided by our independent registered public accounting firm, including bookkeeping or other services related to the accounting records or financial statements of the company; financial information systems design and implementation; appraisal or valuation services, fairness opinions, or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions or human resource functions;

broker or dealer, investment adviser, or investment banking services; legal services and expert services unrelated to the audit; and any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

With respect to permissible non-audit services, including tax services, our Chief Financial Officer or Principal Accounting Officer will submit a request to the Audit Committee to retain our independent registered public accounting firm to perform non-audit services when management believes it is in the best interest of our company to do so. The requesting officer will submit specific reasons supporting this determination. In such event, the requesting officer shall submit a written proposal from the independent registered public accounting firm for the non-audit services, which shall be specific as to the scope of the services to be provided, and the compensation structure. The Audit Committee will review the proposed retention for compliance with three basic principles, violations of which would impair the independent registered public accounting firms' independence: (1) an independent registered public accounting firm cannot function in the role of management, (2) an independent registered public accounting firm cannot audit his or her own work, and (3) an independent registered public accounting firm cannot serve in an advocacy role for our company. If the Audit Committee determines that the proposed retention does not and will not violate these principles, it may authorize, in writing, the retention of the independent registered public accounting firm for the agreed scope of non-audit services and compensation structure.

Independent Auditors' Fees

The following table summarizes the aggregate fees for services performed by our independent registered public accounting firms for the years ended December 31, 2005 and 2004.

Fee Category	2005 Fees	2004 Fees
Audit Fees	$140,000	$10,800
Audit-Related Fees		$1,500
Tax Fees	—	—
All Other Fees	—	—

Selection of Independent Certified Public Accountants

The Audit Committee has selected Freed Maxick as our independent registered public accounting firm for the year ending December 31, 2005. Freed Maxick was retained to serve as our independent registered public accounting firm in December 2005 and has no relationship with our company other than that arising from their engagement as our independent registered public accounting firm. Freed Maxick is expected to be present at the meeting and will have an opportunity to make a statement if he desires to do so. Freed Maxick will also be available to respond to appropriate questions from stockholders.


PROPOSAL TWO
RATIFICATION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM


The Audit Committee has selected Freed Maxick & Battaglia, CPAs, PC as our independent registered public accounting firm for the year ending December 31, 2006. Freed Maxick was retained to serve as our independent registered public accounting firm in December 2005 and has no relationship with our company other than that arising from their engagement as an independent registered public accounting firm. Freed Maxick is knowledgeable about our operations and accounting practices and the board believes they are well qualified to act in the capacity of independent registered public accounting firm for the current year. If the stockholders do not ratify the selection of Freed Maxick, the audit committee will reconsider the appointment.

Voting on Ratification of Independent Registered Public Accounting Firm

The proposal to ratify the selection of Freed Maxick & Battaglia, CPAs, PC as our independent auditor must be approved by a majority of the votes cast at the meeting. If you sign and return your proxy card, the proxies will vote your shares in favor of the proposal unless you provide other instructions. If your shares are held in a brokerage account, your broker will vote your shares to ratify the proposal unless you provide specific instructions to the contrary.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE SELECTION OF FREED MAXICK & BATTAGLIA AS OUR INDEPENDENT AUDITOR.

PROPOSALS FOR THE NEXT ANNUAL MEETING

Pursuant to federal securities laws, any proposal by a stockholder to be presented at the 2007 Annual Meeting of Stockholders and to be included in the company's proxy statement and form of proxy must be received at the company's executive offices, 100 Caster Avenue, Woodbridge, Ontario L4L 5Y9 Canada, no later than the close of business on February 9, 2007. Proposals should be sent to the attention of the Secretary. The company intends to exercise its discretionary authority with respect to any matter not properly presented by such date in accordance with the proxy rules adopted under the Securities Exchange Act of 1934.

GENERAL

Our Annual Report on Form 10-KSB for the year ended December 31, 2005 is being mailed to stockholders together with this Proxy Statement. The Annual Report is not to be considered part of the soliciting materials.

Woodbridge, Ontario, Canada
April 28, 2006

BY ORDER OF THE
BOARD OF DIRECTORS,

John L. Petersen, chairman

FOLD AND DETACH HERE AND READ THE REVERSE SIDE

PROXY

AXION POWER INTERNATIONAL, INC.

PROXY FOR THE 2006 Annual Meeting OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF TIIE BOARD OF DIRECTORS

The undersigned appoints Sherry Bates and Peter Roston, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of **AXION POWER INTERNATIONAL, INC.** held of record by the undersigned at the close of business on April 21, 2006 at the Annual Meeting of Shareholders of **Axion** to be held on June 9, 2006, or at any adjournment thereof.

(Continued, and to be marked, dated and signed, on the reverse side)

THANK YOU FOR VOTING PROMPTLY

From Pittsburgh and South: Take Interstate 79 North to Exit 78 - Route 228 -Cranberry/Mars. Turn right onto Route 228 East. At the first traffic light, turn right onto Cranberry Woods Drive (the Marriott Hotel will be on the right). Follow Cranberry Woods Drive to the first stop sign (small pond will be on your left). Continue ahead to the next road on your right. You will see a brown sign with a small RLA logo at the bottom. Turn right. The MSA building will be on your left. Follow drive straight ahead for 250 yards to the entrance to the RLA.

From Erie and North: Take Interstate 79 South to Exit 78 - Route 228 - Cranberry/Mars. Turn right onto Route 228 East. At the first traffic light, turn right onto Cranberry Woods Drive (the Marriott Hotel will be on the right). Follow Cranberry Woods Drive to the first stop sign (small pond will be on your left). Continue ahead to the next road on your right. You will see a brown sign with a small RLA logo at the bottom. Turn right. The MSA building will be on your left. Follow drive straight ahead for 250 yards to the entrance to the RLA.



FOLD AND DETACH HERE AND READ THE REVERSE SIDE

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

Please mark your votes like this

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

	FOR	WITHHOLD AUTHORITY
1. ELECTION OF DIRECTORS	☐	☐

(To withhold authority to vote for any individual nominee, strike a line through that nominees name in the list below)

John L. Petersen – Until the 2007 Annual Meeting

Glenn Patterson – Until the 2009 Annual Meeting

Stan Hirschman – Until the 2009 Annual Meeting

	FOR	AGAINST	ABSTAIN
2. PROPOSAL to ratify Freed, Maxick & Battaglia, CPAs, PC as independent auditor for the current year.	☐	☐	☐
3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting	☐	☐	☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature_____ Date_____

NOTE: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give title as such. If a corporation please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.